SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED December 31, 2005, OR

\ \ FOR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ TO
     ____________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Employee Savings and Thrift Plan (Saudi Arabia),
     P. O. Box 2056, Mazda Building, Bab Makkah, Jeddah, 21451, Saudi Arabia

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.


REQUIRED INFORMATION

Item 1. Audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 2)

Item 2. Audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 3)

                       EMPLOYEE SAVINGS AND THRIFT PLANS -
                       MODERN INDUSTRIES COMPANY (JEDDAH),
                       MODERN INDUSTRIES COMPANY (DAMMAM)
                       AND MODERN PRODUCTS COMPANY

                       COMBINED FINANCIAL STATEMENTS
                       FOR THE YEARS ENDED DECEMBER 31, 2005, 2004,
                       AND 2003 AND REPORT OF
                       INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                       1

FINANCIAL STATEMENTS:

   Combined Statements of Net Assets Available for Plan Benefits
     as of December 31, 2005 and 2004                                         2

   Combined Statements of Changes in Net Assets Available for
     Plan Benefits for the Years Ended December 31, 2005, 2004 and 2003       3

Notes to Combined Financial Statements for the Years Ended
  December 31, 2005, 2004 and 2003                                           4-7

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the trustees of:
Modern Industries Company (Jeddah) - Employee Savings and Thrift Plan, Modern Industries Company (Dammam) - Employee Savings and Thrift Plan, and Modern Products Company - Employee Savings and Thrift Plan


We have audited the accompanying combined statements of net assets available for plan benefits of the Employee Savings and Thrift Plans for Modern Industries Company (Jeddah), Modern Industries Company (Dammam) and Modern Products Company, which are centrally administered as the Savings and Thrift Plans (Saudi Arabia) of the Procter & Gamble Company (the "Plans") as of December 31, 2005 and 2004, and the related combined statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 2005. These combined financial statements are the responsibility of the Plans' trustees. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. The Plans are not required to have, nor were we engaged to perform, audits of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plans' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plans as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.


Deloitte & Touche
Bakr Abulkhair & Co.


/S/ AL-MUTAHHAR Y. HAMIDUDDIN
-----------------------------
Al-Mutahhar Y. Hamiduddin
License No. 296
March 18, 2006


EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

COMBINED STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2005 AND 2004
(Expressed in Saudi Riyals)
-----------------------------------------------------------------------------------------

                                                                        2005         2004
                                                                -------------------------
ASSETS

Investments, at fair value:

  Cash                                                             3,675,332    3,940,794
  The Procter & Gamble Company common stock - 181,718
  (cost $29,858,963) at December 31, 2005; 199,826 shares
  shares (cost $29,202,627) at December 31, 2004                  39,431,472   41,262,967
  The J.M. Smucker Company common stock - 714 shares (cost
  $96,135) at December 31, 2005; 971 shares (cost $130,739) at
  December 31, 2004                                                  117,820      171,343

     Total investments                                            43,224,624   45,375,104

Loans to participants                                                390,962      661,201
Other receivable                                                     502,482      512,729
                                                                -------------------------
Total assets                                                      44,118,068   46,549,034

LIABILITIES

Amounts due to employees                                              34,743      271,075
                                                                -------------------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                            44,083,325   46,277,959
                                                                =========================


The accompanying notes form an integral part of these combined financial statements


EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

COMBINED STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Expressed in Saudi Riyals)
--------------------------------------------------------------------------------------------------------------------

                                                                        2005               2004                2003
                                                           ---------------------------------------------------------

ADDITIONS

Basic employee contributions                                       1,887,084          1,864,124           1,880,357
Additional employee contributions                                  1,884,656          2,434,885           1,269,062
Companies' contributions                                           1,503,964          1,591,323           1,516,176
                                                           ---------------------------------------------------------
Total contributions                                                5,275,704          5,890,332           4,665,595
                                                           ---------------------------------------------------------
Investment income

   Dividends                                                         559,672            529,592             508,199
   Interest income                                                    28,638              2,369              25,018
   Net appreciation in fair value of
   investments                                                       626,345          2,724,551           7,053,752
                                                           ---------------------------------------------------------

Total investment income                                            1,214,655          3,256,512           7,586,969
                                                           ---------------------------------------------------------

Total additions                                                    6,490,359          9,146,844          12,252,564
                                                           ---------------------------------------------------------

DEDUCTIONS

Distribution and withdrawals to participants
  at market value                                                 (8,638,303)        (5,389,458)        (13,108,607)
Deemed distributions of loans to participants                        (46,690)          (325,449)           (490,897)
                                                           ---------------------------------------------------------
Total deductions                                                  (8,684,993)        (5,714,907)        (13,599,504)
                                                           ---------------------------------------------------------
NET (DECREASE)/INCREASE                                           (2,194,634)         3,431,937          (1,346,940)

NET ASSETS AVAILABLE FOR PLAN BENEFITS

Beginning of year                                                 46,277,959         42,846,022          44,192,962
                                                           ---------------------------------------------------------
End of year                                                       44,083,325         46,277,959          42,846,022
                                                           =========================================================


The accompanying notes form an integral part of these combined financial statements

EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Expressed in Saudi Riyals)
--------------------------------------------------------------------------------

1.   PLANS DESCRIPTION AND RELATED MATTERS

     The following brief description of the Employee Savings and Thrift Plans for Modern Industries Company (Jeddah), Modern Industries Company (Dammam) and Modern Products Company, which are centrally administered as the Savings and Thrift Plans (Saudi Arabia) of the Procter & Gamble Company (the "Plans"), is provided for general information purposes only. Participants should refer to each plan agreement for more complete information.

     This plan is not subject to any provisions of the United States Employee Retirement Income Security Act of 1974, nor is it qualified under the United States Internal Revenue Code Section 401(a).

     TRUSTEES

     The Trustees of the Plans include the chairman of Modern Industries Company (Jeddah), Modern Industries Company (Dammam) and Modern Products Company (collectively, the "Companies") and nominated managers of the Companies.

     ELIGIBILITY

     Any permanent employee who has been on the payrolls of the Companies for more than 12 months is eligible to participate in the Plans.

     MEMBER'S ACCOUNTS

     An Employee Account and a Company Account are maintained for each member. The Employee Account includes a member's contributions, decreased by all withdrawals and increased by all repayments of withdrawals. The Company Account includes the total contributions made by the Companies, which were credited to the member's account in accordance with the terms of the Plans. Profits on bank deposits and net dividends are credited to the Employee Account.

     EMPLOYEE CONTRIBUTIONS

     Basic deductions of 5% of base salary are contributed monthly by the members. The member has the option to invest these contributions in one of the following investment programs offered by the Plans:

     o Invest the full amount to purchase The Procter & Gamble Company ("P&G") securities.

     o  Invest the full amount in bank deposits.

     o Invest 50% of the amount to purchase P&G securities, and 50% in bank deposits.

     The numbers of participating employees under each of the aforementioned programs at December 31, 2005 were 150, 39 and 16 (2004: 159, 43 and 15;
     2003: 198, 80 and 37), respectively. Members may elect to contribute an additional 1% to 10% of their monthly salary. These additional contributions are not matched by the Companies and can only be invested in P&G securities.

EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Expressed in Saudi Riyals)
--------------------------------------------------------------------------------

     COMPANIES' CONTRIBUTIONS

     The Companies credit each member with an amount ranging from 25% to 100% of the balance in the Employee Account, depending on the member's length of continuous service, with the rate reaching 100% after ten years of continuous service.

     EARNINGS

     Any occurrence of income from the net dividends earned and credits from forfeitures are utilized to purchase more P&G securities. These earnings are allocated on a pro-rata basis to the existing members based on the prior month-end balance of their Plans' assets.

     Commission earned from bank deposits is allocated amongst the members of the Plans in proportion to their investments in bank deposits.

     VESTING

     The members are fully vested in their Employee Accounts and Earnings Accounts. Members become vested in the Companies' contributions by 30% after the first three full years from the date of their membership in the Plans, or renewed membership (see Withdrawals), with the rate reaching 100% after ten full years of such membership.

     WITHDRAWALS

     Withdrawals may be made from the member's Employee Account at any time he chooses to, up to the extent of his contributions, the vested portion of the Companies' Contributions and all relevant profits thereon.

     The non-vested portion of the Companies' Contributions and relevant profits are placed in a frozen account that will continue to be vested according to the vesting schedule. These are paid to the employee on his separation from the Companies unless he meets the criteria for forfeiture (see Forfeitures). The employee may rejoin the Plans after a one-year waiting period from the first withdrawal and a two-year waiting period for every subsequent withdrawal.

     LOANS

     An existing member who has at least five years of membership is eligible to borrow from the Plans up to an amount that varies with the member's monthly base salary and length of service. The maximum loan amount cannot exceed 50% of the balance in the Employee's Account (including gains on securities) or six months salary, whichever is lesser. Repayment of the loan is made by monthly payroll deductions. The member may elect to repay the outstanding loan in a lump sum at any time.

     FORFEITURES

     When members leave the Plans without the requirement for full vesting (see Vesting) for a reason other than transfer out, death or disability, the non-vested Companies' Contributions and relevant profits are forfeited. The forfeited amount is divided amongst the existing members using the same formula as the Companies' Contributions (see Companies Contributions).

EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Expressed in Saudi Riyals)
--------------------------------------------------------------------------------

     TRANSFERABILITY

     The Plans are 100% transferable between the Companies.

     COSTS OF THE PLANS

     All administrative costs of the Plans are paid by the Companies.

2.   SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF COMBINATION

     The combined financial statements include the financial statements of all the Plans as stated in Note 1. All significant intercompany transactions and balances have been eliminated in the combination.

     BASIS OF ACCOUNTING

     The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The net assets and transactions of the Plans are recorded at fair value.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     The Plans invest in Procter & Gamble securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with P&G securities, it is reasonably possible that changes in the value of P&G securities will occur in the near term and that such changes could materially affect the amount reported in the statements of net assets available for benefits.

     VALUATION OF INVESTMENTS

     Investments in P&G and J.M. Smucker Company securities are valued at the closing price on the New York Stock Exchange. Bank deposits are stated at cost.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

EMPLOYEE SAVINGS AND THRIFT PLANS -
MODERN INDUSTRIES COMPANY (JEDDAH),
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Expressed in Saudi Riyals)
--------------------------------------------------------------------------------

     INTEREST INCOME

     Interest income represents interest earned on bank deposits.

     FOREIGN CURRENCY TRANSLATION

     The Plans' primary currency is the Saudi Riyal. Non-Saudi Riyal investments are translated into Saudi Riyals at the exchange rates in effect on the last day of the Plans' year. Earnings on currencies other than the Saudi Riyals are translated at average rates prevailing during the year. Exchange gains or losses for 2005, 2004 and 2003 were not significant.

3.   TAXES

     Currently, there are no personal income taxes in Saudi Arabia. Should they be introduced any time in the future, the Plans require that such taxes be borne by the members.

     Dividend payments on P&G securities are received net of deduction of withholding taxes by the Government of the United States of America.


4.   THE J.M. SMUCKER COMPANY COMMON STOCK

     In May of 2002, the Jif peanut butter and Crisco shortening brands were spun-off to P&G shareholders and subsequently merged into The J.M. Smucker Company ("Smucker"). As a result of the spin-off, participants holding P&G common stock received one share of Smucker stock for every fifty shares of P&G stock. The cost basis of the P&G common stock prior to the Smucker spin-off was allocated between P&G common stock held and the Smucker common stock received. Participants are not permitted to purchase additional shares of Smucker.

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized, on March 30, 2006.

Employee Savings and Thrift Plan (Saudi Arabia)


By:  /s/FAHAD A. ALSUKAIT
     ----------------------------
     Fahad A. Alsukait


By:  /s/JAMAL SHOWAIKHAT
     -----------------------------
     Jamal Showaikhat

                                 EXHIBIT INDEX


Exhibit No.

    23        Consent of Deloitte & Touche, Bahr Abulkhair & Co.